MIRANDA GOLD
CORP.

OTCBB: MRDDF TSX-V: MAD FSE: MRG

15381 – 36th Avenue, South Surrey, BC. V3Z 0J5
Tel: (604) 417-4653 www.mirandagold.com

NOT FOR DISTRIBUTION TO U.S. NEWSWIRE SERVICES OR FOR DISSEMINATION IN THE UNITED STATES

MIRANDA TO CARRY OUT $1.5 MILLION PRIVATE PLACEMENT

Vancouver, BC, Canada – August 29, 2018 – Miranda Gold Corp. ("Miranda") (TSX-V: MAD) is pleased to announce that it proposes to raise up to $1,500,000 by way of a non-brokered private placement through the issuance of up to 37,500,000 units at a price of $0.04 per unit (a "Unit"). Each Unit will consist of one common share and one non-transferable common share purchase warrant (a "Warrant"). Each Warrant will entitle the holder thereof to purchase one additional common share of Miranda at a price of $0.08, until expiry five years from the date of closing the private placement. The Company reserves the right to increase the size of the private placement or to modify the type, nature and / or price of the Units for any reason.

The private placement is subject to compliance with applicable securities laws and to receipt of regulatory approval. The Company may pay finders' fees of up to 6% in cash on any portion of the placement.

Proceeds of this private placement will be used to advance generative exploration and project acquisition in Colombia and for general corporate purposes.

About Miranda

Miranda is a gold Prospect Generator active in Colombia. Our emphasis is on acquiring gold exploration projects with world-class discovery potential. Miranda performs its own grass roots exploration and then employs a joint venture business model on its projects to maximize investor exposure to discovery and minimize financial risk. Miranda has ongoing relationships with IAMGold Corporation and Newmont Mining.

ON BEHALF OF THE BOARD OF DIRECTORS

Joseph (Joe) Hebert, Chief Executive Officer
+1-775-340-0450
Email: joseph.hebert75@gmail.com
www.mirandagold.com

THIS PRESS RELEASE, REQUIRED BY APPLICABLE CANADIAN LAWS, IS NOT FOR DISTRIBUTION TO U.S. NEWS SERVICES OR FOR DISSEMINATION IN THE UNITED STATES, AND DOES NOT CONSTITUTE AN OFFER OF THE SECURITIES DESCRIBED HEREIN. THESE SECURITIES HAVE NOT BEEN REGISTERED UNDER THE UNITED STATES SECURITIES ACT OF 1933, AS AMENDED, OR ANY STATE SECURITIES LAWS, AND MAY NOT BE OFFERED OR SOLD IN THE UNITED STATES OR TO U.S. PERSONS UNLESS REGISTERED OR EXEMPT THEREFROM.